Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES SUBMISSION OF ITS CORPORATE GOVERNANCES

PRACTICES REPORT TO “CODIGO PAIS” SURVEY

Medellin, Colombia, January 24, 2019

Bancolombia S.A. announces that it has submitted the report regarding its corporate governance practices to the “Codigo Pais” survey in accordance with Circular 028 of 2014 of the Colombian Superintendency of Finance.

The answers provided by Bancolombia can be found on Bancolombia’s website at www.grupobancolombia.com.co, and through the website of the Colombian Superintendency of Finance at www.superfinanciera.gov.co.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837